Exhibit 99.1

Press release

WiLAN Provides Litigation Update

OTTAWA, Canada – October 23, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today provided an update on ongoing litigation.

On September 2, 2011, WiLAN announced that the Company had commenced litigation against various companies in Texas claiming infringement of WiLAN’s U.S Patent No. RE37,802, related to CDMA and HSPA technologies.

To date, six of the seven defendants, Alcatel-Lucent USA Inc., Dell Inc., Hewlett-Packard Company, HTC Corporation, Novatel Wireless, Inc. and Sierra Wireless Inc., have signed license and settlement agreements to resolve this litigation.

Trial proceedings involving the remaining defendant, Apple, Inc., began on October 15, 2013. Today, the jury trial determined that U.S. Patent No RE37,802 was not infringed and claims 1 and 10 were found invalid.

WiLAN is disappointed with the jury’s decision and is currently reviewing its options with trial counsel, McKool Smith. WiLAN does not believe previous license agreements signed related to the patents are negatively impacted by this decision.

This case remains before the courts and it is WiLAN’s policy to not provide commentary on cases that are before the courts.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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